Filed by AT&T Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: AT&T Corp. Commission File No. 1-1105 November 1, 2000

                 MATERIALS DELIVERED TO REGISTRANT'S EMPLOYEES

                                 -------------

Over the weekend I've been reading press coverage, your e-mails and the questions you faxed me during the all-employee meeting on our announcement. We sure need to do a better job of getting the press to tell our story (and we will), but I want to make sure that you understand why our approach is really the right one for our customers, shareholders, and the people who work here.

With each business having greater freedom, focus and flexibility, AT&T people should be able to respond to our customers faster and be more adaptable to market changes. Satisfying customers better is the underpinning of our future growth. And realizing our growth potential by best serving customers is what will enable better opportunity for all of us.

Whenever we win for our customers it will be, in the long run, a win for us. We should be able to make this win/win happen going forward as we more directly apply our resources, and as we will each be more directly accountable and rewarded. More-focused people who are able to better satisfy customers will drive business growth, individual opportunity and shareholder value.

Each of our new companies will be valued on its stand-alone operational merits and financial results. When our businesses outperform the competition, the result will show up in their individual stock prices and not be offset by averaging the results of all our businesses as we do now. With four companies to choose from, shareholders will be able to select the ones that best suit their investment interests.
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For  the  past  two  years  you  have  worked  tirelessly  to  combine  multiple communications services over our cable, wireless and network facilities. You have had strong results on three fronts. You've bundled local, voice, data, long distance and solutions services for business customers. You've bundled local, roaming, and long distance over wireless. You've bundled video, voice and data over cable.

You've done this well, and together our growth businesses have grown at a rate of about 20 percent through the first three quarters of this year. It's a terrific accomplishment.

Going forward we will continue providing bundled services on AT&T's facilities just as we said we would and just as our growth proves we know how to do.

To net it out, the creation of four AT&T companies will strengthen our focus, make it possible to reward people more directly and deliver value to our shareholders. Our plan is based on your initial success in bundling communications services on AT&T facilities and on the confidence that AT&T can continue to do so better than anyone else.

We  should  face  this  future  with  confidence  because  we're   operationally
delivering on it now. The greatest thing that lies ahead of us is our opportunity.

Mike

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations. AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.